 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________________
FORM 11-K
 ________________________________________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2020
Or
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 1-37654

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Vontier Union Retirement Savings Plan
(formerly Fortive Union Retirement Savings Plan)
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Vontier Corporation
5438 Wade Park Boulevard, Suite 600
Raleigh, NC 27607
(984) 275-6000

VONTIER UNION RETIREMENT SAVINGS PLAN
(FORMERLY FORTIVE UNION RETIREMENT SAVINGS PLAN)

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
AS OF DECEMBER 31, 2020 AND 2019
AND FOR THE YEAR ENDED DECEMBER 31, 2020
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

VONTIER UNION RETIREMENT SAVINGS PLAN
(FORMERLY FORTIVE UNION RETIREMENT SAVINGS PLAN)

FORM 11-K

Report of Independent Registered Public Accounting Firm
To the Plan Participants, the Plan Administrator, the Audit Committee of the Board of Directors, Vontier Corporation and the Benefits Committee of the Vontier Union Retirement Savings Plan (formerly Fortive Union Retirement Savings Plan)
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Vontier Union Retirement Savings Plan (formerly Fortive Union Retirement Savings Plan) (the Plan) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2020 and 2019, and the changes in its net assets available for benefits for the year ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 2016.
Raleigh, North Carolina
June 25, 2021

VONTIER UNION RETIREMENT SAVINGS PLAN
(FORMERLY FORTIVE UNION RETIREMENT SAVINGS PLAN)
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2020 AND 2019
($ in millions)

	2020	2019
ASSETS
Interest in the Vontier Master Trust	$69.9	$—
Interest in the Fortive Master Trust	—	69.5
Receivables:
Notes receivable from participants	1.9	2.3
Total receivables	1.9	2.3
NET ASSETS AVAILABLE FOR BENEFITS	$71.8	$71.8
See the accompanying notes to the financial statements.

VONTIER UNION RETIREMENT SAVINGS PLAN
(FORMERLY FORTIVE UNION RETIREMENT SAVINGS PLAN)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2020
($ in millions)

ADDITIONS
Contributions:
Participant	$2.0
Employer	2.3
Total contributions	4.3
Investment income:
Interest income on notes receivable from participants	0.1
Net investment gain from Plan’s interest in Vontier Master Trust	4.2
Net investment gain from Plan’s interest in Fortive Master Trust	3.8
Total investment income	8.1
Total additions	12.4
DEDUCTIONS
Benefit payments	12.3
Administrative expenses	0.1
Total deductions	12.4
NET INCREASE	—
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	71.8
End of year	$71.8
See the accompanying notes to the financial statements.

VONTIER UNION RETIREMENT SAVINGS PLAN
(FORMERLY FORTIVE UNION RETIREMENT SAVINGS PLAN)
NOTES TO FINANCIAL STATEMENTS
NOTE 1. DESCRIPTION OF THE PLAN
The following description of the Vontier Union Retirement Savings Plan (formerly Fortive Union Retirement Savings Plan) (the “Plan”) provides only general information. Participants should refer to the Plan document and summary plan description for a more complete description of the Plan’s provisions.
General
Vontier Corporation (“Vontier,” “the Company” or “the Plan Sponsor”) is a global industrial technology company. Vontier is a Delaware corporation and was incorporated in 2020 in connection with the separation of Vontier from Fortive Corporation (“Fortive”) on October 9, 2020 as an independent, publicly traded company (the “Separation”). The Separation was completed in the form of a pro rata distribution of 80.1% of the Outstanding common stock of Vontier to Fortive stockholders of record on September 25, 2020. Each stockholder of record received two shares of Vontier common stock for every 5 shares of Fortive common stock held on the record date. In anticipation of the Separation, Vontier assumed sponsorship of the Plan effective October 9, 2020.
The Plan is a defined contribution plan established for eligible full-time and part-time union employees of the Company and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and is administered through affiliates of the trustee, Fidelity (the “Plan Administrator”). Significant provisions related to contributions, benefit payments, and investments are provided below.
On October 9, 2020, the account balances of Vontier employees participating in the former Fortive Union Retirement Savings Plan Master Trust were transferred into the Vontier’s Union Retirement Savings Plan Master Trust. As a result, Plan assets of $69.1 million were transferred from the Fortive Corporation & Subsidiaries Master Trust into the Vontier Retirement Savings Plan Master Trust (the “Master Trust”). The Master Trust was established by the Company effective October 9, 2020 and is administered by Fidelity. The Master Trust created a single trust formed to hold and invest assets of the Plan and other eligible tax-qualified defined contribution plans maintained by the Plan Sponsor. Refer to Note 3 for additional information regarding the Master Trust.
Contributions
Eligible participants may contribute up to 75% of their compensation (subject to annual maximums). Participants contributions and the earnings or losses thereon are fully vested at all times. Participants are eligible for Company contributions upon completion of one year of service per the terms of the applicable collective bargaining agreement. For more details on specific union groups, refer to the applicable Plan document.
The Company’s unilateral and matching contributions are determined at the discretion of the Plan Sponsor unless otherwise required by the terms of the collective bargaining agreement applicable to each participant. Generally participants become fully vested with respect to the employer contributions upon completion of three years of service, attainment of age 65, death, complete disability, or as required pursuant to the terms of the applicable collective bargaining agreement.
Benefit Payments
A participant who attains normal retirement age shall be entitled to payment of the balance in their account. A participant who remains employed after attainment of normal retirement age shall continue to participate under the same terms and conditions as applied prior to reaching normal retirement age. A participant must begin receiving distributions no later than April 1 following the later of the year in which they retire from the Company or the calendar year in which they reach the age of 72.
The beneficiary or beneficiaries of a deceased participant shall be entitled to payment of the participant’s account balance within a reasonable period of time after the participant’s death.
Upon a participant’s termination of employment for reasons other than as specified above, a participant is entitled to payment of their vested account balance. If the vested value of the participant’s account is $1,000 (applied separately to Roth and non-Roth balances) or less, payment will automatically be made in a single lump sum. If the vested value of the participant’s Roth or non-Roth balances is greater than $1,000 and does not exceed $5,000, the Plan Administrator will automatically rollover the Roth or non-Roth balances to a separate Fidelity Individual Retirement Account. If the vested value of the participant’s account is more than $5,000, the participant must contact the Plan Administrator to request a distribution.

Eligible participants may request a withdrawal of all or a portion of their vested account while still working for the Company in accordance with procedures established by the Plan Administrator, subject to certain limitations and tax penalties. Different withdrawal rules apply to different Plan accounts as well as the terms of the participant’s collective bargaining agreement.
Notes Receivable from Participants
A participant may receive a loan from the Plan in accordance with the policy established by the Plan Sponsor. Any such loan or loans shall not exceed the lesser of 50% of the participant’s vested account balance or $50,000 reduced by the participant’s highest outstanding loan balance in the Plan during the one-year period ending on the day before the loan is made. The Plan Administrator establishes the maximum maturity period that is permitted to prevent the loan from being treated as a distribution. Plan provisions require that all loans must be paid back within 60 months. The Plan Administrator may require loan payments to be made through payroll deductions.
Participant Accounts
Each participant account is credited with the participant’s contributions, any employer matching and unilateral contributions, and an allocation of Plan earnings or losses, and is charged quarterly with administrative expense and recordkeeping fees. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Administrative Expenses
The Plan’s administrative expenses are paid by either the Plan or the Plan Sponsor, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include recordkeeping and trustee fees.
The Plan participates in a revenue credit program (Credits). Credits are earned in connection with the Plan’s revenue sharing arrangements with certain investment funds. The Credits are deposited in an unallocated account and can be used to pay ERISA-qualified expenses or can be allocated to eligible participant accounts. The calculated Credit is funded quarterly in arrears by the Plan Administrator.
Unallocated Accounts
As of December 31, 2019, unallocated and non-vested accounts, including forfeited amounts totaled $31 thousand. This amount will be used to reduce future employer contributions and to pay administrative expenses. There were no unallocated and non-vested amounts, including forfeited amounts as of December 31, 2020.
Termination of the Plan
Although the Company, as the Plan Sponsor, has not expressed an intention to do so, the Plan may be terminated at any time. In the event of termination of the Plan, the account balances of participants as of the date of termination shall immediately become vested.
CARES Act
On March 27, 2020 the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was signed into law. The CARES Act allows retirement plans to provide participants who are impacted by the coronavirus (as defined in the CARES Act) with greater access to their savings. As permitted by the CARES Act, the Plan opted in to implement the following provisions:
•Through December 31, 2020, qualified individuals are permitted to take a penalty-free distribution in an amount up to $100,000 from the Plan. Participants who take a qualified distribution have the option to have the distribution taxed over a three-year period, with the ability to recontribute up to the full amount of the distribution within three years and not be subject to federal income tax as a result.
•Required minimum distributions for calendar year 2020 are waived for retired and retirement-aged individuals.
•Loans outstanding on or after March 27, 2020, and any repayment on the loan that is due from March 27, 2020 to December 31, 2020, that due date may be delayed under the Plan for up to one year. Any payments after the suspension period will be adjusted to reflect the delay and any interest accruing during the delay.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and judgments that affect the reported amounts in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.
Risks and Uncertainties
Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Notes Receivable from Participants
Notes receivable from eligible participants represent participant loans and are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2020 and 2019. If a participant ceases to make loan repayments and has reached a distributable event, the loan balance is reduced and a benefit payment is recorded.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Note 4 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Payment of Benefits
Benefits are recorded when paid.
New Accounting Standards
In February 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965) Employee Benefit Plan Master Trust Reporting. The new standard clarifies presentation requirements for a plan’s interest in a master trust and requires plans that hold divided interests in a master trust to disclose the dollar amount of their interest in each of those general types of investments. Additionally, the amendments require all plans to disclose their master trust’s other asset and liability balances and the dollar amount of the plan’s interest in each of those balances. The standard was effective for fiscal years beginning after December 15, 2018 using a retrospective transition approach. The Plan adopted ASU 2017-06 on January 1, 2019 and has presented its interest in the master trust in conformity with this standard as of December 31, 2020 and 2019.
In July 2018, the FASB issued ASU 2018-09, Codification Improvements, which, among other things, amends an illustrative example of a fair value hierarchy disclosure to indicate that a certain type of investment is not always eligible to use the net asset value per share practical expedient. Also, it further clarifies that an entity should evaluate whether a readily determinable fair value exists or whether its investments qualify for net asset value per share practical expedient in accordance with ASC 820, Fair Value Measurement. Adoption of the amended guidance, which is to be applied prospectively, affects the fair value disclosures, but does not change the fair value measurement of the investments. The Plan adopted ASU 2018-09 for the year ended December 31, 2019. In connection with the adoption, the Plan has prospectively included certain investments in the fair value hierarchy disclosure that were previously excluded from such disclosure because those investments previously used the net asset value per share practical expedient.
The FASB issued ASU 2018-13, Changes to the Disclosure Requirements for Fair Value Measurement (ASU 2018-13). The guidance eliminates, adds and modifies certain disclosure requirements for fair value measurements. Entities will no longer be required to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy. The guidance also modifies certain disclosure requirements for nonpublic entities to make them less burdensome. The guidance on fair value disclosures is effective for all entities for fiscal years beginning after December 15, 2019, and interim periods therein, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Plan adopted ASU 2018-13 for the period ended December 31, 2020.
NOTE 3. MASTER TRUST
As discussed in Note 1, the Company established the Master Trust whereby investments are held collectively for certain defined contribution plans maintained by the Plan Sponsor. Each participating plan’s interest in the investment funds of the Master Trust is based on account balances of the participants and their elected funds within each participating plan.
The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. The Net Investment Gain from Plan’s interest in the Master Trust presented in the Statement of Changes in Net Assets Available for Benefits consists of the realized and unrealized gains and losses and interest and dividends on those investments.

The following summarizes the value of the net assets of the Master Trust and Fortive Corporation & Subsidiaries Master Trust and the Plan’s interest in the respective Trusts as of December 31 ($ in millions):

	2020		2019
($ in millions)	Vontier’s Master Trust Balances	Plan’s Interest in Master Trust Balances	Fortive’s Master Trust Balances	Plan’s Interest in Master Trust Balances
Money market funds	$0.1	$—	$0.1	$—
Vontier Corporation Stock Fund:
Vontier common stock	5.2	0.6	—	—
Money market funds	0.1	—	—	—
Fortive Corporation Stock Fund:
Fortive common stock	17.1	2.6	100.2	4.5
Money market funds	0.1	—	1.0	—
Mutual funds	100.8	10.5	441.6	7.6
Common/collective trusts	241.7	51.4	860.2	43.3
Separately managed funds	22.8	3.8	466.8	13.5
Self-directed brokerage account	16.0	1.0	63.4	0.6
Total investments in Master Trust, at fair value	403.9	69.9	1,933.3	69.5
Non-interest bearing cash	—	—	0.2	—
Receivables	0.1	—	0.9	—
Payables	(0.1)	—	(1.2)	—
Total net assets in Master Trust	$403.9	$69.9	$1,933.2	$69.5

All Master Trust investments subject to leveling are categorized as Level 1 investments. Refer to Note 4 for the fair value hierarchy table that sets forth by level the Master Trust net investments as of December 31, 2020.
The net investment income of the Master Trust (including gains and losses on investments held, bought and sold) for the year ended December 31, 2020 was as follows:

($ in millions)	Vontier Master Trust	Fortive Master Trust
Net appreciation of the fair value of investments	$26.7	$112.6
Interest and dividend income	1.5	11.5
Total net investment income of the Master Trust	$28.2	$124.1
NOTE 4. FAIR VALUE MEASUREMENTS
Accounting standards define fair value based on an exit price model, establish a framework for measuring fair value where the Plan’s assets and liabilities are required to be carried at fair value and provide for certain disclosures related to the valuation methods used within a valuation hierarchy. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active, or other observable characteristics for the asset or liability, including interest rates, yield curves and credit risks, or inputs that are derived principally from, or corroborated by, observable market data through correlation. Level 3 inputs are unobservable inputs based on management’s assumptions. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety.
The Plan provides for some investments that are valued using Net Asset Value (“NAV”) as the practical expedient. However, none of these investments have limits on their redemption. Investments valued using NAV consist of common collective trusts and separately managed private account funds which allow the Plan to allocate investments across a broad array of types of funds and diversify the portfolio.
The fair values of the Vontier Master Trust’s investments as of December 31, 2020, by asset category, were as follows:

($ in millions)	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Money market funds	$0.1	$—	$—	$0.1
Vontier Corporation Stock Fund:
Vontier common stock	5.2	—	—	5.2
Money market fund	0.1	—	—	0.1
Fortive Corporation Stock Fund:
Fortive common stock	17.1	—	—	17.1
Money market fund	0.1	—	—	0.1
Mutual funds	100.8	—	—	100.8
Separately managed funds:
Money market funds	0.4	—	—	0.4
Common stock	17.9	—	—	17.9
Mutual funds	4.5	—	—	4.5
Self-directed brokerage accounts	16.0	—	—	16.0
Common/collective trusts	241.7	—	—	241.7
Total investments in Master Trust, at fair value	$403.9	$—	$—	$403.9

The fair values of the Fortive Master Trust’s investments as of December 31, 2019, by asset category, were as follows:

($ in millions)	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Money market funds	$0.1	$—	$—	$0.1
Vontier Corporation Stock Fund:
Vontier common stock	0.0	—	—	0.0
Money market fund	0.0	—	—	0.0
Fortive Corporation Stock Fund:
Fortive common stock	100.2	—	—	100.2
Money market fund	1.0	—	—	1.0
Mutual funds	441.6	—	—	441.6
Separately managed funds:
Money market funds	5.9	—	—	5.9
Common stock	365.5	—	—	365.5
Mutual funds	51.4	—	—	51.4
Self-directed brokerage accounts	63.4	—	—	63.4
Common/collective trusts	860.2			860.2
	$1,889.3	$—	$—	$1,889.3
Investments measured at NAV (a)
Separately managed private account funds				44.0
Total investments in Master Trust, at fair value				$1,933.3

(a) The fair value amounts presented in the table above are intended to permit reconciliation of the fair value hierarchy to the total of investments in the Master Trust at fair value as presented in Note 3.

Refer to Notes 1 and 3 for additional disclosures regarding the master trusts.
Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value.
Money market funds and mutual funds are valued at the quoted closing price reported on the active market on which the individual securities are traded.
The Vontier Corporation Stock Fund and Fortive Corporation Stock Fund consist of shares of the respective Company’s stock and short-term money market investments and are valued based on the quoted market price of the investments.
The separately managed funds consist of money market funds, common stock, and mutual funds, which are valued at the last reported sales price of the security on the last business day of the year. .
The self-directed brokerage accounts consist of certificates of deposit, corporate bonds, preferred stock, common stock and mutual funds, which are valued at the last reported sales price on the last business day of the year, and uninvested cash, which is recorded at carrying value as maturities are less than three months.
Participation units in the common/collective trust funds are valued using the net asset value of units held. The NAV is to estimate fair value and is based on the fair value of the underlying investments held by the fund less its liabilities as determined by the issuer.
The methods described above may produce a fair value estimate that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes the valuation methods are appropriate and consistent with the methods used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 5. TAX STATUS OF THE PLAN
The Plan has not received a determination letter from the Internal Revenue Service (“IRS”) stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”). However, the plan administrator believes that the Plan has been designed to comply with, and is operating in accordance with, the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.
GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
NOTE 6. RELATED PARTY AND PARTIES IN INTEREST TRANSACTIONS
Certain investments are held in shares of mutual funds issued by affiliates of Fidelity. Fidelity is the trustee as defined by the Plan, therefore, these are party in interest transactions.
Additionally, as of December 31, 2020, the Master Trust held 0.2 million shares of Vontier common stock within the Vontier Corporation Stock Fund. As of December 31, 2020 and 2019, the Master trust held $0.2 million and 1.3 million shares, respectively, of Fortive common stock within the Fortive Corporation Stock Fund. During the year ended December 31, 2020, the Vontier Corporation Stock Fund purchased $3.2 million and sold $1.7 million in Company stock and received no dividends related to shares of Vontier common stock. During the year ended December 31, 2020, the Fortive Corporation Stock Fund purchased $19.2 million and sold $3.3 million in Company stock and received $20 thousand of dividends related to shares of Fortive common stock.

SUPPLEMENTAL SCHEDULE
VONTIER UNION RETIREMENT SAVINGS PLAN
(FORMERLY FORTIVE UNION RETIREMENT SAVINGS PLAN)
EIN: 84-2937008, PLAN NO. 002
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2020

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

*	Participant loans	Interest rates range from 4.25% to 9.0% with maturity at various dates	**	$1,833,974

* Party in interest.
** Historical cost not required to be presented as all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VONTIER UNION RETIREMENT SAVINGS PLAN
FORMERLY FORTIVE UNION RETIREMENT SAVINGS PLAN

June 25, 2021	By:	/s/ Anne Roest
Anne Roest
Vice President, Total Rewards

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm